Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Bryan Reyhani, has authorized and designated each of Robert Lande and David S. Sassoon to execute and file on the undersigned’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that Mr. Reyhani may be required to file with the U.S. Securities and Exchange Commission as a result of Mr. Reyhani’s ownership of or transactions in securities of FXCM Inc. The authority of Robert Lande and David S. Sassoon under this Statement shall continue until Mr. Reyhani is no longer required to file Forms 3, 4, and 5 with regard to Mr. Reyhani’s ownership of or transactions in securities of FXCM Inc., unless earlier revoked in writing. The undersigned acknowledges that Robert Lande and David S. Sassoon are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

By:	/s/ Bryan Reyhani
Name:	Bryan Reyhani

Date:	February 8, 2016